EXHIBIT 99.1

Golar LNG Limited Convertible Bond Repurchase Program

HAMILTON, Bermuda, Feb. 6, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") today announced that its Board of Directors has authorized a convertible bond  repurchase program under which the Company may repurchase up to $50 million of Golar's outstanding convertible bond. The authorization is effective immediately and remains valid until 31 December 2015.

The Company intends to repurchase convertible bonds from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. The timing and the amount of any repurchases will be determined by the Company's management based on its evaluation of market conditions, capital allocation alternatives, and other factors. The convertible bond repurchase program does not require the Company to acquire any specific number of convertible bonds and may be modified, suspended, extended or terminated by the Company at any time without prior notice. Golar will execute purchases only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller's decision to sell.

Golar LNG Limited
Hamilton, Bermuda
6 February, 2015